

Mail Stop 3561

March 8, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Jody E. Frank
Chief Financial Officer
Coda Octopus Group, Inc.
164 West, 25th Street, 6th Floor
New York, New York 10001

   Re: **Coda Octopus Group, Inc.**
       Form 10-K for the year ended October 31, 2008
       Form 10-K for the year ended October 31, 2009
       File No. 000-52815

Dear Mr. Frank:

   We have reviewed your response dated February 12, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of fiscal year ended October 31, 2009, compared to fiscal year ended October 31, 2008, page 25

1. We note you have included a calculation of SG&A that excludes certain termination payments. Please note that this presentation represents a non-GAAP financial measure and is therefore subject to the disclosure requirements of Item 10(e) of Regulation S-X. Please either revise your disclosure to present all disclosure required, including a reconciliation to the most comparable GAAP measure as well as a discussion which clearly supports the measure's usefulness, or review your disclosure to exclude such measure. Please note that we will not object if you simply elect to quantify the amount of "one-time" charges that have been included in SG&A for the period.

2. Please revise your discussion of SG&A to address it on both a consolidated and segment by segment basis. Further, your tabular and narrative presentation should be revised for consistency. You currently present only Corporate SG&A in the table, but your narrative is based on consolidated results.

3. Given the differing profitability of your two segments (page F-24), please expand your MD&A discussion to also include a comparative discussion of the operating results of each of your segments. This discussion should follow your discussion of consolidated operating results..

Note 7 – Intangible Assets and Goodwill, page F-17

4. We note your conclusion that your goodwill is not impaired as of October 31, 2009. However, given the accelerating rate of losses you are incurring both on a segment and consolidated basis, your disclosure does not appear to support such a conclusion. After considering our comments with regard to "segments" and "reporting units" below, please provide us with the significant assumptions used in your goodwill impairment tests as of October 31, 2009 and 2008. Further, with regard to your 2008 assumptions, please provide us with a comparison of forecasted assumptions to actual results. If your results did not meet or exceed your forecasted assumptions, please tell us how your 2008 assessment would have been impacted had actual results been used in your 2008 impairment test. That is, please tell us whether an impairment charge would have been recognized, and quantify such charge. Further, please tell us

how the forecast to actual comparison for 2008 affected the forecasts used in your 2009 impairment analysis.

5. Further, should you be able to support your goodwill balance, your disclosure should be significant revised to include the following:
    *   Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    *   More detailed description of the methods and key assumptions used and how the key assumptions were determined;
    *   Discussion of the degree of uncertainty associated with the key assumptions.
    *   The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    *   Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (e.g. market-derived rate of return).

    Please provide to us in your response a draft of such disclosure.

6. Refer to your response to our previous comment 2. You state that your market capitalization was $4.5 million on July 31, 2009 and $1.5 million on October 15, 2009. This information does not appear to be consistent with the information on the cover of your Form 10-K for fiscal 2009. Specifically, the cover of your document states that the market value of common equity held by non-affiliates was $320,000 on April 30, 2009. In addition, the table on page 18 of your fiscal 2009 Form 10-K indicates that the price of your shares fell consistently throughout the fiscal year. Please revise or advise, as appropriate.

Note 15 – Segments, page F-24

7. Refer to our previous comment 1. Please provide to us a detailed explanation of how expenses are allocated to "corporate" SG&A by individual line item as contained in your response. Your explanation should include a tabular presentation of individuals, by name and title, who are assigned to "corporate" with their corresponding payroll and stock compensation expense. Please also include a detailed discussion of items comprising "professional fees" and support for allocation only to "corporate." We may have further comment on your response.

8. Please revise your tabular presentation to include a "Total" column that corresponds to the line item as presented on the face of your financial statements. Include your revised disclosure with your response.

9. We note the resignations of Mr. Lewis and Mr. Lugston in December 2009. We also note that each of these individuals are to enter into service agreements with the

company. In your response, please quantify the compensation earned by each individual as an officer of the company and also quantify the compensation to be earned by each individual under the service agreements. Also tell us whether and how the income statement classification of their compensation will change. That is, if the charges were originally classified as "Payroll," please tell us whether they will be reclassified to "Professional Fees" in the future. Finally, please tell us whether and how the allocation of their compensation to each segment and/or to corporate will change as a result of the service agreements.

10. We have reviewed the disclosures throughout your Form 10-K for fiscal 2009 and in your written responses, including response 3 of your letter dated February 12, 2010. In view of the apparent inconsistencies in your explanations and disclosures, we continue to have questions regarding the adequacy of your segment disclosures and your ability to appropriately identify your reporting units. As a result, we are not persuaded that you have appropriately evaluated the recoverability of goodwill.

11. For example, your response to our prior comment 3 represents that you have reorganized into two geographic segments and that, as a result, the fair value of goodwill allocated to Colmek and to Martech was separately appraised as these entities were included in separate reporting segments. However, the segment disclosures presented in Note 15 to your financial statements continue to present segment disclosures on the basis of contractor operations and product sales. In other words, your segment disclosure has not changed significantly in format from your presentation in prior years. Your attention is invited to FASB ASC 280-10-50 (and to paragraph 28 thereunder) for guidance. Your operating segments for reporting purposes should be based upon operating results regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and to assess its performance. If you have reorganized the company into two geographic segments for this purpose, as you represent in response 3, the segment disclosures should be similarly reorganized. Please revise or advise. In addition, to facilitate our understanding, please provide us with a copy of the reports and data reviewed by the CODM to make the above described decisions both for the month (or reporting period) immediately prior to the reorganization and for months (or reporting periods) subsequent to the reorganization. We may have further comments upon review of these reports.

12. As a related matter, if the format of the current segment disclosures is correct, it appears that the allocations between segments have been restated for fiscal 2008. Appropriate disclosures should be provided pursuant to FASB ASC 280-10-50-34 to 36.

13. Refer to your discussion of critical accounting policies on page 23. You state that you have one reporting unit for assessing goodwill. Refer to response 3 of your letter

dated February 12, 2010. You state that you evaluate the fair value of goodwill both by segment and by reporting unit. You refer to Colmek and Martech as separate segments. We note that goodwill also arose as the result of the acquisitions of Dragon Design and of Tactical Intelligence. After you have determined your segments, please explain how you have determined your "reporting units" for purposes of goodwill assessment if applicable. It appears to us that Dragon Design may have been merged into Martech. If so, please clearly state this fact in your disclosures. Address the treatment of Tactical Intelligence as well. Please revise or advise as appropriate. We may have further comments upon review of your response.

Exhibit 31

14. Please file an amended Form 10-K to include a properly signed certification under Exhibit 31. Specifically, although you have included the signature, you have not included the capacity in which the individual is signing the document.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3303 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief